ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ,
CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

September 14, 2020

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Community Bonds, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed August 28, 2020
File No. 024-11279

Dear Sir or Madam:

We have electronically filed herewith on behalf of Worthy Community Bonds, Inc. (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed on July 24, 2020 and as amended on August 28, 2020 (“Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from Amendment No. 1 to Form 1-A filed on August 28, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Sally Outlaw dated September 11, 2020. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Amendment No. 1 to Offering Statement on Form 1-A

Part II of Offering Statement

Offering Circular Summary

Overview, page 3

Comment 1: We note your response to comments 2 and 20, as well as the revised disclosure on page 4 that in order for a Referror and Referree to receive a Worthy Community Bond pursuant to the Bonds Rewards Program, the Referree must open an account on the Worthy Fintech Platform and the revised disclosure on page 41 (i) that the “Referree would not be required to fund their account on the Worthy Fintech Platform in order for the Referror and the Referree to receive a Bond Reward” and (ii) that the “Referree’s account must be active and remain in good standing as of the date the Worthy Community Bond is to be deposited in the Referree’s account.” Please clarify whether the Referree must purchase a Worthy Community Bond for cash in order to receive a Worthy Community Bond pursuant to the Bond Rewards Program, and clarify what you mean by “active” and “in good standing.” In this regard, we note your disclosure on page 28 that “the term ‘active user’ means an individual or entity that has registered on the Worthy Fintech Platform . . . and purchased at least one Worthy Community Bond.”

Response: In response to the Staff’s comment, we have deleted the following sentence from the disclosure of the Worthy Community Bond Rewards Program section of the prospectus of Amendment No. 2: “The Referree’s account must be active and remain in good standing as of the date the Worthy Community Bond is to be deposited in the Referree’s account.” In addition, in response to the Staff’s comment, we confirm that a Referree need not purchase a Worthy Community Bond for cash in order to receive a Worthy Community Bond pursuant to the Bond Rewards Program. In furtherance of such clarification, we have added the following sentence to the disclosure of the Worthy Community Bond Rewards Program section of the prospectus of Amendment No. 2: “In other words, the Referree would not be required to purchase a Worthy Community Bond in order for the Referror and the Referree to each receive a Bond Reward.” In light of the foregoing revisions to the disclosure of the Worthy Community Bond Rewards Program section of the prospectus of Amendment No. 2, there is no longer a need for clarification of what is meant by “active” and “in good standing.”

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

September 14, 2020

Comment 2: Please disclose here and throughout, including the cover page, if true, that (i) the offering of Worthy Community Bonds for cash could terminate prior to the Worthy Bond Rewards Program offering if the company has sold all of the Worthy Community Bonds but has not issued all of the Worthy Community Bonds in the Bond Rewards Program offering and (ii) that the Bonds Rewards Program offering could terminate prior to the Worthy Community Bonds for cash offering if all of the Worthy Community Bonds offered in the Bond Rewards Program offering have been awarded but not all of the Worthy Community Bonds for Cash have sold. In addition, please disclose how you will inform investors if one of the offerings has closed but the other offering is ongoing.

Response: In response to the Staff’s comment, we have added disclosure throughout the prospectus of Amendment No. 2 that provides that “[t]he offering of Worthy Community Bonds for cash could terminate prior to the Bond Rewards Program offering if we have sold all of the Worthy Community Bonds but have not issued all of the Worthy Community Bonds in the Bond Rewards Program offering. The Bond Rewards Program offering could terminate prior to the offering of Worthy Community Bonds for cash if all of the Worthy Community Bonds offered in the Bond Rewards Program offering have been awarded but not all of the Worthy Community Bonds for cash have sold.” In addition, in response to the Staff’s comment, we have added disclosure that provides that “[i]f one of these offerings has closed but the other offering is ongoing, we will inform investors by filing a supplement to this offering circular with the SEC.”

Certain Relationships and Related Party Transactions, page 34

Comment 3: We note your response to comment 14 and your revised disclosure page 34 that “[o]n July 1, 2020, [you] entered into a verbal agreement (not a written agreement) with WFI to pay a license fee to WFI in the amount of $10 per active user per year” and that “[t]here are no other terms to such verbal agreement.” Please add a risk factor that addresses the risks associated with having an oral agreement govern your ability to utilize WFI’s Fintech Platform and the Worthy App. In addition, please make conforming revisions to your disclosure about the agreement on page 34

Response: In response to the Staff’s comment, we have added a risk factor that addresses the risks associated with having an oral agreement govern our ability to utilize WFI’s Fintech Platform and the Worthy App as well as made conforming revisions to our disclosure about the oral agreement on page 34 of the prospectus of Amendment No. 2.

If the Staff has any further comments regarding the Form 1-A, Amendment No. 2 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Michael Henderson/ U.S. Securities and Exchange Commission
Hugh West /U.S. Securities and Exchange Commission
Sonia Bednarowski/U.S. Securities and Exchange Commission
Dietrich King/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Community Bonds, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 •

FAX 561-514-0832